UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 6)* Phathom Pharmaceuticals, Inc.
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 71722W107
(CUSIP Number)
Takeda Pharmaceutical Company Limited 1-1, Nihonbashi-Honcho 2-Chome Chuo-Ku, Tokyo MO 103-8668 Yoshihiro Nakagawa Tel: +81-6-6204-2044	Polsinelli PC 1401 Eye Street NW Washington, D.C. Attn: Shashi Khiani Tel: +1-202-626-8312
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 28, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107        Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,153,217
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,153,217
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,153,217
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 58,477,351 shares of Common Stock outstanding as of March 4, 2024, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 7, 2024.

CUSIP No. 71722W107        Page 2 of 5 Pages
Explanatory Note:
This Amendment No. 6 (this “Amendment”) is being filed by the Reporting Person to amend and restate certain of the items set forth in the Schedule 13D (as amended, the “Initial Filing”) filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2019, as amended by Amendment No. 1 filed with the SEC on January 27, 2020, by Amendment No. 2 filed with the SEC on April 1, 2021 and by Amendment No. 3 filed with the SEC on April 6, 2021, by Amendment No. 4 filed with the SEC on November 12, 2021 and Amendment No. 5 filed with the SEC on January 25, 2024 (collectively, the “Prior Filing”) in relation to the common stock, par value $0.0001 per share (“Common Stock”), of Phathom Pharmaceuticals, Inc, a Delaware corporation (the “Issuer”). Information reported in the Prior Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used herein but not defined shall have the meaning given to them in the Prior Filing.

Item 1.Interest in Securities of the Issuer.
Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover page to this Amendment for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person.
(b)	See rows (11) and (13) of the cover page to this Amendment for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person.
(c)	Transactions in the shares of Common Stock effected by the Reporting Person during the 60 days prior to the date hereof are set forth on Schedule 1 and are incorporated herein by reference.
(d)
To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. 71722W107        Page 3 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 1, 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED
By: /s/ Amit Singh Name: Amit Singh Title: Senior Vice President and Head of Treasury

SCHEDULE 1
TRANSACTIONS IN THE SHARES OF COMMON STOCK BY THE REPORTING PERSON
The following table sets forth all transactions in the shares of Common Stock effected by the Reporting Person during the past sixty (60) days. Unless otherwise noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Transaction Date	Type of Transaction	Number of Shares Sold	Price Per Share	Price Range[1]
02/29/2024	Sale in Public Market	87,979	$10.70	$10.48 - $10.89
03/01/2024	Sale in Public Market	95,823	$10.67	$10.40 - $11.05
03/04/2024	Sale in Public Market	58,858	$10.36	$10.20 - $10.79
03/05/2024	Sale in Public Market	50,527	$10.22	$10.00 - $10.36
03/25/2024	Sale in Public Market	61,692	$10.85	$10.50 - $11.34
03/26/2024	Sale in Public Market	102,696	$10.89	$10.50 - $11.40
03/27/2024	Sale in Public Market	66,771	$10.88	$10.50 - $11.12
03/28/2024	Sale in Public Market	78,020	$10.66	$10.50 - $11.12

1The price reported in the column titled “Price Per Share ($)” is a weighted average price. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price. Each price was within a $1 price range, which such price range is included in the column titled “Price Range ($).